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SEC FILE NUMBER
000-33143

CUSIP NUMBER
G21912103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☑ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Claxson Interactive Group Inc.

Full Name of Registrant

Former Name if Applicable
Avenida Melian 2752

Address of Principal Executive Office (Street and Number)
C1430EYH Buenos Aires, Argentina

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     Claxson Interactive Group Inc. (the “Company” or “Claxson”) will be unable to file its Annual Report on Form 20-F for the year ended December 31, 2007 within the prescribed time period without unreasonable effort or expense. As previously disclosed, the Company is in the process of completing a going private transaction pursuant to the Agreement and Plan of Merger, dated as of April 2, 2008, between Claxson, and Remainco Inc., a wholly owned subsidiary of Claxson (the “merger”). As disclosed in the Company’s Notice of Plan of Merger and Disclosure Statement dated June 23, 2008 (the “Notice of Plan of Merger and Disclosure Statement”), the primary purpose of the merger is to reduce the number of Claxson’s shareholders of record, as defined for the purposes of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to fewer than 300, thereby enabling Claxson (1) to terminate its obligation to file annual and periodic reports and make other filings with the U.S. Securities and Exchange Commission (the “SEC”) under the federal securities laws and (2) to terminate the registration of its common shares (the “Shares”) under Section 12(g) of the Exchange Act.
     The Company is filing this report for a 15-day extension, from June 30, 2008 to July 15, 2008, for filing its 20-F to allow it to file a Form 15, once it completes the merger, which will immediately suspend its filing obligations under Section 13(a) of the Exchange Act, including the filing of a 20-F. The Company expects to complete the merger and thereafter file a Form 15 with the SEC to deregister the Company’s Shares under Section 12(g) of the Exchange Act on or before July 15, 2008.
     The Company’s filing of the Form 15 will also initiate a 60-day period during which the Form 15 may be withdrawn by the Company or denied by the SEC. In the event the Form 15 is withdrawn or denied, the Company would be required to file all reports which would have been required had the Form 15 not been filed.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Amaya Ariztoy	(305)	894-3577
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Claxson anticipates that it will report a significant change in its results of operations for the year ended December 31, 2007 from the corresponding period for the previous fiscal year. As previously disclosed in the Notice of Plan of Merger and Disclosure Statement, Claxson anticipates that it will report an increase of approximately U.S.$205.5 million in net income for the year ended December 31, 2007 compared to the year ended December 31, 2006, primarily as a result of the gain from discontinued operations resulting from the sale of its Basic Pay Television networks and Chilean Radio operations.

Claxson Interactive Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	June 30, 2008	By	/s/ Roberto Vivo-Chaneton

Roberto Vivo-Chaneton
Chief Executive Officer